SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2003

of

DUKE ENERGY RETIREMENT SAVINGS PLAN

Commission File Number 1-4928

Issuer of Securities held pursuant to the Plan is

DUKE ENERGY CORPORATION, 422 South Church Street,

Charlotte, North Carolina 28202-1904

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Financial Statements as of December 31, 2003 and 2002, and for the year ended December 31, 2003,

Supplemental Schedule as of the year ended December 31, 2003, and

Report of Independent Registered Public Accounting Firm

NOTE:	The accompanying financial statements have been prepared for the purpose of filing with Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in

Duke Energy Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Duke Energy Retirement Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Charlotte, North Carolina

June 24, 2004

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

(IN THOUSANDS)

	2003	2002
Assets:
Investments (Notes 1, 2, 3, 4 and 5)	$1,919,736	$1,668,280

Receivables:
Due from broker for securities sold	573	86
Accrued interest and dividends	568	868

Total assets	1,920,877	1,669,234

Liabilities:
Due to broker for securities purchased	714	85
Other payables	483	810

Total liabilities	1,197	895

Net assets available for benefits	$1,919,680	$1,668,339

See notes to financial statements.

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2003

(IN THOUSANDS)

Additions to net assets attributed to:

Contributions (Note 1):
Participants’	$93,064
Employer’s	62,547
Participants’ rollover contributions to the plan	1,183

Total contributions	156,794

Investment income (Notes 2, 3 and 4):
Net appreciation in fair value of investments	179,259
Dividends	59,469
Interest	3,708

Total investment income	242,436

Total additions	399,230

Deductions from net assets attributed to:
Benefits paid to participants	149,646
Administrative expenses (Note 2)	1,008

Total deductions	150,654

Transfer of assets from merged plans (Note 1)	2,765

Net increase in net assets available for benefits	251,341

Net assets available for benefits, beginning of year	1,668,339

Net assets available for benefits, end of year	$1,919,680

See notes to financial statements.

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

1.	Description of the Plan:

The following description of the Duke Energy Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

Participation and Purpose

The Plan is sponsored by Duke Energy Corporation (“Duke Energy”). Duke Energy and each of its at least 80% owned affiliated companies that participate in the Plan are collectively referred to as “Participating Companies”.

On December 31, 2003, certain similar plans that were sponsored by Duke Energy were merged into the Plan. At December 31, 2003, the Plan recorded the net assets of the following plans: Duke Energy Royal 401(k) Profit Sharing Plan, $1,984,941, D/FD Bridgeport Operations, LLC 401(k) Plan, $398,055 and the D/FD Operating Plant Services Retirement Plan, $381,871. The net assets of these merged plans were transferred into the Plan’s trust during January 2004.

The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-range financial security through employee contributions, matching contributions from Participating Companies, and investment among certain investment funds, one of which provides an investment interest in Duke Energy Corporation common stock (“Common Stock”). This defined contribution plan is an employee stock ownership plan and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Generally, employees of a Participating Company are eligible to enter and participate in the Plan if they 1) have attained the age of eighteen, and 2) are paid on the Participating Company’s U. S. payroll system.

Contributions

Participants may authorize payroll deductions from eligible earnings in the form of before-tax deferrals and/or after-tax deferrals. Participants may elect to contribute (subject to certain limitations) up to 50% of eligible earnings per pay period without regard to years of service. Various provisions of the Internal Revenue Code may limit the deferrals of some highly compensated employees. All deferrals are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but are subject to payroll taxes. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code. The Participating Company contributes (subject to certain limitations) an amount equal to 100% of before-tax contributions, excluding catch-up contributions, of up to 6% of eligible pay per pay period. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the Internal Revenue Code.

Rollover Contributions to the Plan

Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or a qualified individual retirement account. Rollovers of $1,182,899 were made to the Plan in 2003.

Investments

Subject to limitations discussed below, participants may invest their Plan accounts in any or all of the investment funds offered in the Plan. Participant accounts invest in “units” of a fund based on its net asset value. The value of an account is updated each business day. Throughout the plan year, eleven funds were offered for investment.

Participant balances that are attributable to the prior Duke Energy Corporation Employees’ Stock Ownership Plan or the Tax Credit Employee Stock Ownership Plan of PanEnergy Corp and participating Affiliates may only be invested in the Plan’s Duke Energy Corporation Common Stock Fund. A matching contribution will initially be invested in the Duke Energy Corporation Common Stock Fund, however, participants may transfer all or a portion of the matching contributions out of the Duke Energy Corporation Common Stock Fund into any other fund as early as the next business day.

Participants’ Accounts

Individual accounts are maintained in the Plan for plan participants. Employee contributions are invested as directed by the participant. The selection from available investment funds is the sole responsibility of each participant, and the Plan is intended to satisfy the requirements of Section 404(c) of ERISA.

Vesting and Distribution

A participant is 100% vested in his Plan account. A participant may elect to receive certain distributions from his Plan account during continuation of employment. A participant may request a distribution from his Plan account if he suffers a hardship or is at least age 59 1/2. A hardship distribution must comply with Section 401(k) of the Internal Revenue Code.

Payment of Benefits

On termination of employment for any reason a participant or, if the participant is deceased, his beneficiary, may request the distribution of the balance of the participant’s Plan account. Distributions are made as soon as practicable after the occasion for the distribution, except that a participant may elect that a distribution be delayed until no later than April 1 of the calendar year following the calendar year in which he attains age 70 1/2. A beneficiary of a deceased participant may elect that a distribution be delayed for up to one year following the date of death.

Employee Loans Receivable

Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan balance during the 12-month period prior to the new loan, or 50% of their account balances. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the participant’s Plan account and bears interest at a rate of 1% more than the prime interest rate in effect at the issuance of the loan, as determined by the Benefits Committee. Principal and interest is paid ratably through payroll deductions. Loan receipts will be reinvested based on the participant’s investment election for employee contributions at the time of repayment.

Plan Termination

The Participating Companies expect and intend to continue the Plan indefinitely, but have reserved the right to amend, suspend or terminate the Plan subject to provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan would be distributed to participants based on their Plan accounts.

2.	Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

Investments are reported at fair market value. Investments in common trust funds (“funds”) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at each valuation date. Duke Energy Corporation common stock is valued at the quoted market price at year-end. Participant loans are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses are paid by the Plan to third party vendors.

3.	Investments:

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits (in thousands):

	December 31,
	2003		2002
Duke Energy Corporation common stock, 48,797 and 50,115 shares, respectively	$997,907	*	$979,245	*
Barclays Global Investors Equity Index Fund, 12,132 and 11,039 shares, respectively	186,346		131,802
Barclays Global Investors Russell 1000 Value Fund, 9,356 and 8,111 shares, respectively	98,799		64,092
US Small Cap Equity Fund, 7,719 and 2,347 shares, respectively	123,272		36,552
State Street Bank Short Term Investment Fund, 177,138 and 190,962 shares, respectively	177,138	*	190,962	*

*	Nonparticipant - directed
**	Investment did not exceed 5% of net assets available for benefits at year end

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

Common Stock	$50,994
Common trust funds	127,357
Other securities	908

$179,259

4.	Nonparticipant-Directed Investments:

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows (in thousands):

	December 31,
	2003	2002
Net Assets:
Common Stock	$997,907	$979,245
Short-term investment funds	177,138	190,962

	$1,175,045	$1,170,207

Year ended December 31, 2003
Changes in Net Assets:
Contributions	$62,547
Dividends	59,469
Net appreciation in fair value of investments	50,994
Distributions to participants	(66,226)
Transfers to participant-directed investments	(101,946)

$4,838

5.	Related Party Transactions:

Certain Plan investments are shares of common trust funds and a money market fund managed by State Street Bank and Trust Company (“State Street”). State Street is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment administrative expenses amounted to $1,008,000 for the year ended December 31, 2003. Also included in the Plan’s investments are shares of Duke Energy Corporation, the Plan’s sponsor, which qualify as party-in-interest transactions.

6.	Federal Income Tax Status:

The Internal Revenue Service has determined and informed Duke Energy by letters dated April 10, 1998 and January 14, 2004, that the Plan is qualified and the trust which forms a part of the Plan is exempt from federal income tax under the provisions of Section 501(a) of the Internal Revenue Code. The Plan is intended to be tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and the related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

(IN THOUSANDS)

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Market Value
*	Duke Energy Corporation	Common Stock	$975,218	$997,907
	Barclays Global Investors Equity Index Fund	Common Trust Fund	**	186,346
	Capital Guardian Int’l. Equity Fund	Common Trust Fund	**	65,647
	Barclays Global Investors Russell 1000 Value Fund	Common Trust Fund	**	98,799
	US Large Cap Growth Fund	Common Trust Fund	**	85,603
	US Small Cap Equity Fund	Common Trust Fund	**	123,272
*	State Street Global Advisory - Conservative Balanced Fund	Common Trust Fund	**	13,605
*	State Street Global Advisory - Moderate Balanced Fund	Common Trust Fund	**	24,374
*	State Street Global Advisory - Aggressive Balanced Fund	Common Trust Fund	**	23,374
	Morgan Stanley Bond Fund	Common Trust Fund	**	71,792
*	State Street Bank Short Term Investment Fund	Money Market Fund	$177,138	177,138
	Delaware Investments Cash Reserves Fund	Money Market Fund	**	33
	Delaware Investments Emerging Markets Fund	Common Trust Fund	**	19
	Delaware Investments Foundation Growth Portfolio Fund	Common Trust Fund	**	5
	Delaware Investments American Govt. Bond Fund	Common Trust Fund	**	34
	Delaware Investments Trend Fund	Common Trust Fund	**	60
	Delaware Investments Gowth Opportunities Fund	Common Trust Fund	**	16
	Delaware Investments Growth and Income Fund	Common Trust Fund	**	126
	Delaware Investments International Value Equity Fund	Common Trust Fund	**	37
	Delaware Investments Balanced Fund	Common Trust Fund	**	62
	Delaware Investments Delchester Fund	Common Trust Fund	**	6
	Fidelity Cash Management Prime Daily	Money Market Fund	**	45
	AIM Balanced Fund A	Common Trust Fund	**	30
	Federated Max-Cap Index Fund	Common Trust Fund	**	18
	MFS Capitial Opportunities Fund A	Common Trust Fund	**	39
	Fidelity Advisor Equity Growth Fund T	Common Trust Fund	**	28
	Van Kampen Emerging Growth Fund A	Common Trust Fund	**	71
	Franklin Small-Mid Cap Growth	Common Trust Fund	**	69
	Templeton Foreign Fund A	Common Trust Fund	**	8
	Oppenheimer Global Fund A	Common Trust Fund	**	39
	Seligman Communications and Information Fund Class A	Common Trust Fund	**	29
	AllianceBernstein Gowth and Income Fund A	Common Trust Fund	**	3
	Franklin US Govt. Securities Series Fund A	Common Trust Fund	**	3
	Fidelity Puritan Fund	Common Trust Fund	**	339
	Fidelity Contrafund	Common Trust Fund	**	489
	Fidelity Equity Income Fund	Common Trust Fund	**	25
	Fidelity Growth Company Fund	Common Trust Fund	**	14
	Fidelity Growth and Income Fund	Common Trust Fund	**	143
	Fidelity Government Income Fund	Common Trust Fund	**	13
	Fidelity Blue Chip Fund	Common Trust Fund	**	486
	Fidelity Asset Manager	Common Trust Fund	**	1
	Fidelity Low Price Stock Fund	Common Trust Fund	**	87
	Fidelity WorldWide Fund	Common Trust Fund	**	47
	Fidelity Mid-Cap Stock Fund	Common Trust Fund	**	13
	Fidelity MGD Income Portfolio	Money Market Fund	**	117
	Spartan US Equity Index	Common Trust Fund	**	211
*	Employee Loans Receivable	Participant Loans	**	49,114
		Interest Rates 5.00% - 5.25%

	Total			$1,919,736

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Duke Energy Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DUKE ENERGY RETIREMENT SAVINGS PLAN

Date: June 28, 2004	By:	/s/ Charlotte M. Wayland
Charlotte M. Wayland Chairman, Duke Energy Benefits Committee